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                               RIORDAN & MCKINZIE
                       300 SOUTH GRAND AVENUE, SUITE 2900
                          LOS ANGELES, CALIFORNIA 90071




                                 August 9, 2000


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tony Stanco

         Re: InterPacket Networks, Inc.
             Registration Statement on Form S-1
             Registration No. 333-30762

Ladies and Gentlemen:

     On behalf of InterPacket Networks, Inc. (the "Company"), we hereby request the withdrawal of the above referenced Registration Statement of the Company filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act") as the Company has decided not to pursue registration of shares of its Common Stock at this time. We are informed by the Company that none of the securities included in the Registration Statement filed under the Securities Act have been sold by the Company. Accordingly, the Company hereby applies for an order granting the immediate withdrawal of the Registration Statement.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at
(213) 229-8526.


                                            Very truly yours,

                                            /s/ CYNTHIA M. DUNNETT
                                            -------------------------
                                            Cynthia M. Dunnett
                                            of RIORDAN & McKINZIE